Parkway, Inc.

Bank of America Center

390 North Orange Avenue, Suite 2400

Orlando, Florida 32801

September 19, 2016

BY EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Parkway, Inc.
Registration Statement on Form 10
File No. 001-37819

Dear Mr. Kluck:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Parkway, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on September 21, 2016, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bruce W. Gilchrist of Hogan Lovells US LLP at (202) 637-5686 with any questions that you may have.

[Signature page follows]

Sincerely, PARKWAY, INC.

/s/ A. Noni Holmes-Kidd
By:	A. Noni Holmes-Kidd
Title:	Vice President and General Counsel

cc: Scott E. Francis

Parkway, Inc.

David W. Bonser

Matt N. Thomson

Hogan Lovells US LLP

Pamela F. Roper

Cousins Properties Incorporated

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz